SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Free Translation

Valuation Report

July 20th, 2005

Disclaimer

Unibanco - União de Bancos Brasileiros S/A (“Unibanco”) was retained by Votorantim Celulose e Papel S.A. (“VCP”) and Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”) to perform the valuations of VCP, Suzano and Ripasa S.A. Celulose e Papel (“Ripasa” or “The Company”) in connection with the corporate restructuring contemplated by VCP and Suzano, as a result of their joint acquisition of (i) a 77,59% stake in the common stock and a 20,17% stake in the preferred stock of Ripasa, which combined represent 46,06% of The Company’s total capital and (ii) the right to buy until 2011 a 22,41% stake in the common stock and a 6,09% stake in the preferred stock, which combined represent 13,45% of the total capital of The Company (“The Transaction”).

This material is not intended to provide the sole basis for valuing Ripasa, as well as it does not purport to contain all the information that may be required to do so; and should not be considered as a recommendation with respect to any transaction, whether or not contemplated herein.

Neither Unibanco nor any of its officers, directors, employees, affiliates, advisors, agents or representatives warrant the accuracy or completeness of any of the material set forth herein. In preparing this material, Unibanco has not conducted any independent investigation or evaluation of The Company’s assets or liabilities, assuming as accurate and true all information in public domain and those provided by The Company. Nothing contained in the accompanying material is, or shall be, relied upon as a promise or representation of the past or future. The estimates, projections and valuations presented herein were prepared by Unibanco based on, and as a result of information provided by the management of The Company and public sources, without any independent verification by Unibanco. These estimates and projections involve significant elements of subjective judgment and analysis, which may or may not prove to be correct. There is and there will not be any representation, warrant, promise or assurance of any kind, expressed or implied, that any projected results are attainable or will be realized.

Unibanco declares to have no conflict of interest, or joint interest, currently in force or potential, with the controlling or minority shareholder of The Company, or even with regards to The Transaction.

Unibanco, within the context of usual and normal business practices, does maintain regular banking and commercial relationship with The Company.

This document has been prepared for the exclusive use of The Company in connection with The Transaction, and should not be reproduced, copied or disseminated, in whole or in part, without prior written consent of Ripasa and Unibanco, except to the extent this document be required for legal and/or regulatory purposes.

THIS DOCUMENT IS A FREE TRANSLATION OF THE ORIGINAL PORTUGUESE VERSION (“LAUDO DE AVALIAÇÃO”) DATED July, 20th, 2005. SHOULD THERE BE ANY DISCREPANCY BETWEEN THE ENGLISH VERSION HEREIN AND THE PORTUGUESE VERSION, IN ANY FORM OR CONTEXT, THE PORTUGUESE VERSION SHALL PREVAIL.

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
3

General Considerations

The valuation of The Company was prepared based on the discounted cash flow (“DCF”) methodology

The valuation results found in the DCF analysis were benchmarked against those derived from the analysis of trading multiples of comparable publicly traded pulp & paper companies

Unibanco used the following sources of information to prepare this valuation report:

-	Ripasa audited financial statements of the last 2 years ending December 31st, 2003 and 2004, according to Brazilian GAAP

-	Sector studies, research reports and periodicals

-	Meetings and interviews with senior management of Ripasa to discuss historical and expected performance, business assumptions, and market trends

Projections were made in nominal Reais, as of December 31st, 2004. Any US Dollar values herein are for reference purposes only and were calculated using exchange rates (BRL/USD) projected by the Macroeconomic Research Department of Unibanco

DCF model contemplates 10-year projections, in order to capture at least one full cycle of pulp prices

The valuation of the Company was prepared on a stand alone basis. No operational gains among VCP and/or Suzano and The Company, potentially derived from The Transaction, were incorporated in the projections herein

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
4

The Discounted Cash Flow Methodology

The DCF valuation methodology follows a 4-step process: (i) definition of macroeconomic, sector/market, operating and financial assumptions and drivers, (ii) definition of the discount rate, (iii) identification of interest bearing liabilities and contingencies and (iv) benchmarking results against those derived from the analysis of trading multiples of comparable publicly traded pulp & paper companies

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5

Main Assumptions of the Projections

Expansion/optimization plans considered in the model:

-	Pulp drying line in Limeira (SP) for production of export pulp

-	Board machine rebuilt at Embu Mill for production of high quality boxboard grades

Costs and expenses denominated in local currency are annually adjusted by 70% of the average between the projected[1] IPCA indexes for the previous and current periods

The breakdown of domestic/export sales for 2005 is assumed to be constant for the entire projection period

The Company’s market pulp price assumes a 10% discount over the “BEKP” CIF reference price

Paper prices were projected in nominal US Dollars based on a constant spread in US$/ton over the average price for The Company’s market pulp

1) 2004 considers the actual figures for the Brazilian IPCA

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6

Long Run Bleached Eucalyptus Kraft Pulp Price

Unibanco assumed US$ 504 per ton (CIF Europe) as the average price for the Bleached Eucalyptus Kraft Pulp price in the international market (“BEKP price” or “list price”) to benchmark the prices of all products during the entire projection period. This level of price is consistent with The Company’s management and expert consulting firms’ expectations as to the overall dynamics of supply and demand of the BEKP over the long run

1) Source: Hawkings Wright

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7

Summary of Projections

1) CAGR: Compound average growth rate

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8

Summary of Projections

Project P630: Implement of a new pulp drying line in Limeira (SP)

-	Capex involved: US$ 115M (2005), and US$ 17M (2006)

-	Benefits:

• Increase in Ripasa’s nominal pulp production capacity by 175 thousand ton/year by the year 2005. Allowing Ripasa to export pulp

Project: Board machine rebuilting at Embu Mill

-	Capex involved: US$ 14M (2005)

-	Benefits:

• Production of high quality folding boxboard grades, allowing for an increase in sales price

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9

Discount Rate (“WACC”)

The calculation of the Weighted Average Cost of Capital (“WACC”), takes into account business and financial risk factors of The Company

1)	E = market capitalization, D = market value of interest bearing obligations
2)	Cost of Equity = Rf + B*Market Risk Premium + Size Premium + Sovereign Risk, estimated according to the Capital Asset Pricing Model Modified for Firm Size (CAPM Modified for Firm Size)
3)	Source: Risk Premia over time Report: 2005; Ibbotson Associates
4)	Beta measures the extent to which a security or portfolio is exposed to systematic risk. Source: Bloomberg
5)	S&P 500 total return minus long term government bond income return for the last 50 years (1955-2004). Source: Risk Premia over time Report: 2005; Ibbotson Associates
6)	Expected return in excess of that predicted by the standard Capital Asset Pricing Model. Calculated based on the firm’s equity capitalization as of Dec., 2004 (refer to chapter 7 of Ibbotson’s SBBI ValuationEdition Yearbook)
7)	Average EMBI for the last 6 months, prior to, and including, July 15th, 2005. Source: Bloomberg

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10

Valuation Analysis

Sensitivity Analysis
(US$ million, except where otherwise noted)

Firm Value

		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,7%	989	1.013	1.040	1.070	1.105
	11,9%	966	988	1.013	1.041	1.073

WACC	12,2%	944	964	988	1.014	1.043

	12,4%	923	942	964	988	1.015
	12,7%	903	921	941	963	988

		Implied Terminal EBITDA Multiple
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,7%	5,6x	6,0x	6,3x	6,8x	7,3x
	11,9%	5,5x	5,8x	6,2x	6,6x	7,1x

WACC	12,2%	5,3x	5,6x	6,0x	6,4x	6,8x

	12,4%	5,2x	5,5x	5,8x	6,2x	6,6x
	12,7%	5,1x	5,3x	5,7x	6,0x	6,4x

Shareholder Value

		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,7%	777	801	828	859	893
	11,9%	754	776	801	829	861

WACC	12,2%	732	753	776	802	831

	12,4%	711	730	752	776	803
	12,7%	691	709	729	752	777

Value per share (R$) [2]

		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,7%	5,6	5,7	5,93	6,1	6,4
	11,9%	5,4	5,6	5,74	5,9	6,2

WACC	12,2%	5,2	5,4	5,56	5,7	6,0

	12,4%	5,1	5,2	5,39	5,6	5,8
	12,7%	4,9	5,1	5,22	5,4	5,6

1)	Net Debt as of December 31st, 2004
2)	Considers a total of 371M shares

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11

Summary of Valuation Results

The value for 100% of the total equity capital of Ripasa ranges from R$ 1.996 million (R$ 5,39/share) to R$ 2.127 million (R$ 5,74/share)

1)	The DCF equity value range for The Company was derived by changing the WACC in 25 basis points intervals, while keeping a constant perpetuity growth of 3,5%
2)	As of July 15th, 2004
3)	Consolidated book value as of December 31st, 2004 (parent company book value equals to R$ 1.057 million)
4)	Derived from a range of 6,7x to 7,2x EBITDA 05E of global peer companies
5)	Derived from a range of 4,7x to 4,9x EBITDA 05E of peer companies in Brazil

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12

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
13

Ripasa S.A. Celulose e Papel – Company Overview

Ripasa produces market pulp and is an integrated producer of uncoated, coated, paperboard and other specialty type of papers

4 plants in the state of São Paulo: Embu (Paperboard), Cubatão (Specialty), Limeira (Paperboard) and Limeira/Americana (Integrated)

Total annual nominal production capacity of 455 thousand tons of pulp and 525 thousand tons of paper

Owns 91 thousand ha of total area and 67 thousand ha of planted forests

Self-sufficient in wood supply

The Company plans to expand its pulp line in Limeira, increasing its production to 175 thousand/ton by the year 2005

Average distance from forests: 230 Km

Financial Highlights[1]
(R$ million)	2004	2003	2002

Net Revenues	1.368	1.213	893
EBITDA	360	359	237
Margin (%)	26,3%	29,6%	26,6%
Net Income	78	124	93
Margin (%)	5,7%	10,3%	10,4%
Total Assets	2.198	2.122	2.073
Shareholder's Equity	1.057	1.004	918
Net Debt / EBITDA	1,56x	2,05x	3,18x
Market Cap	1.542	1.171	523

1)	As of December 31 st

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14

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
15

General Considerations on Methodology

Unibanco based its valuation on the DCF methodology, benchmarking the results against those derived from the analyses of trading multiples of comparable publicly traded pulp & paper companies

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
16

General Considerations on Methodology

DCF valuation methodology allows for contemplating one or more economic cycles, and other specificities of the business. In addition, this methodology makes possible running analysis of different scenarios by varying multiple drivers

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17

Main Assunmptions of the Valuation and Projections

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18

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
19

Model Overview

1)	2004 considers the actual figures for the Brazilian IPCA

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20

Macroeconomic Assumptions[1]

	Historical Year Ending Dec, 31			Projected Year Ending Dec, 31

	2002	2003	2004	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
GDP growth	2,0%	0,5%	5,2%	3,7%	4,5%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%

Inflation
IPCA	12,5%	9,3%	7,6%	5,8%	5,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%
US Inflation	1,6%	2,3%	2,7%	2,6%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%

Exchange Rate (BRL/USD)
Beginning of the Year FX Rate	2,320	3,533	2,888	2,654	2,800	2,856	2,913	2,971	3,031	3,091	3,153	3,216	3,281
End of the Year FX Rate	3,533	2,888	2,654	2,800	2,856	2,913	2,971	3,031	3,091	3,153	3,216	3,281	3,346
Average FX Rate	2,926	3,072	2,926	2,727	2,828	2,885	2,942	3,001	3,061	3,122	3,185	3,248	3,313
Average FX Devaluation	24,5%	5,0%	-4,8%	-6,8%	3,7%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%
Nominal Devaluation	52,3%	-18,3%	-8,1%	5,5%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%

Interest Rate
SELIC	19,2%	23,3%	16,2%	18,5%	14,0%	11,0%	10,0%	10,0%	10,0%	10,0%	10,0%	10,0%	10,0%

1)	Source: Macroeconomic Research Department of Unibanco

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21

Sales Volume[1,2]

1)	Sales volume assumed to be equal to the production output. Projected volume takes into account production technical coefficientsand maintenance breaks

2)	The breakdown of domestic/export sales for 2005 is assumed to be constant for the entire projection period

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22

Product Prices

Paper prices have followed pulp price trends over time; therefore paper prices have been projected in nominal US Dollars based on a constant spread in US$/ton over the average price for The Company’s market pulp

Ripasa’s market pulp price assumes a 10% discount over the “BEKP” CIF reference price

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23

Net Revenues

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24

Variable Costs

Variable costs were projected assuming a constant¹ breakdown of costs in BRL and USD for each product over the entire projection period

	Cost Breakdown by Currency

Product
	R$	US$
Market Pulp	90%	10%
Paper	90%	10%

Local currency portion is annually adjusted by 70% of the average between the projected² IPCA for the previous and current periods

Variable costs in US Dollars were adjusted by 100% of the average between the projected[2] nominal devaluation of the FX rate (BRL/USD) for the previous and current periods

1)	As of December 31st, 2004
2)	2004 considers the actual figures for the Brazilian IPCA and nominal devaluation

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25

Fixed Costs

Production fixed costs were annually adjusted by 70% of the average between projected[1] IPCA for the previous and current periods

1)	2004 considers the actual figures for the Brazilian IPCA

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26

Selling, General and Administrative Expenses

SG&A costs per ton in local currency were annually adjusted by 70% of the average between the projected[1] IPCA for the previous and current periods

SG&A costs per ton in dollars were adjusted by 100% of the average between the projected[1] nominal FX (BRL/USD) devaluation for the previous and current periods

1)	2004 considers the actual figures for the Brazilian IPCA and nominal devaluation

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27

EBITDA & EBITDA Margin

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28

Capital Expenditure

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29

Other Projection Assumptions

1) 2004 considers the actual figures for the Brazilian IPCA

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30

Unlevered Free Cash Flow

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31

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

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32

Discount Rate (“WACC”)

Bloomberg			Market	Net Debt (USD)[1]	Total	Raw	Debt	Debt to		Unlevered
Ticker	Company	Country	Cap (USD)		Cap (USD)	Beta	to Equity	Total Cap	Taxes	Beta[2]
Brazil
ARCZ6 BZ	Aracruz Celulose	Brazil	3.139	1.184	4.323	0,73	37,7%	27,4%	34%	0,58
VCPA4 BZ	Votorantim Celulose	Brazil	2.208	857	3.065	0,74	38,8%	28,0%	34%	0,59
KLBN4 BZ	Klabin	Brazil	1.581	188	1.769	0,99	11,9%	10,6%	34%	0,92
SUZB5 BZ	Suzano Bahia Sul	Brazil	1.227	608	1.835	0,29	49,6%	33,2%	34%	0,22

					Low	0,29	12%	11%	34%	0,22
					Average	0,69	35%	25%	34%	0,58
					Median	0,74	38%	28%	34%	0,59
					High	0,99	50%	33%	34%	0,92

World[3]
IP	International Paper Co	US	16.774	12.042	28.816	1,03	71,8%	41,8%	30%	0,69
STERV	Stora Enso Oyj	FI	10.581	5.088	15.669	0,68	48,1%	32,5%	36%	0,52
UPM1V	Upm-Kymmene Oyj	FI	10.090	6.915	17.004	0,6	68,5%	40,7%	36%	0,42
GP	Georgia-Pacific Corp	US	9.180	8.470	17.650	1,55	92,3%	48,0%	17%	0,88
MWV	Meadwestvaco Corp	US	6.018	3.386	9.404	1,39	56,3%	36,0%	29%	0,99
TIN	Temple-Inland Inc	US	3.976	677	4.653	1,31	17,0%	14,5%	42%	1,19
KIMBERA	Kimberly-Clark de Mexico	MX	3.681	340	4.020	0,45	9,2%	8,5%	33%	0,42
SAP	Sappi Limited	SA	2.260	1.584	3.844	0,48	70,1%	41,2%	28%	0,32
NSG	Norske Skogindustrier Asa	NO	2.070	2.777	4.847	0,92	134,1%	57,3%	28%	0,47
A	Abitibi-Consolidated Inc	CA	1.838	3.994	5.832	1,17	217,2%	68,5%	36%	0,49
DTC	Domtar Inc	CA	1.875	1.668	3.543	0,86	88,9%	47,1%	36%	0,55

					Low	0,20	9%	8%	17%	0,22
					Average	0,81	67%	36%	32%	0,62
					Median	0,74	56%	36%	34%	0,55
					High	1,55	217%	68%	42%	1,19

Beta

Industry	Unlevered		Net Debt	Levered
Average	Beta[2]	Taxes	to Equity	Beta[4]
Brazil	0,58	34%	35%	0,71
World[3]	0,62	32%	67%	0,90

WACC Calculations
Risk Free Rate(Rf)	4,8%	Long-term (20-year) US Treasury Coupon Bond Yield - Ibbotson Associates (2005 Report)
Equity Risk Premium(Rm-Rf)	5,6%	Lge companies stock total ret. ( -) long-term gvmt bond returns (last 50 years 55-04)
Beta	0,90	Industry Beta. Source Bloomberg
Country Risk Premium	4,2%	Average Embi for the last 6 months (Bloomberg) - June 15th, 2005
Size Premium	2,4%	Ibbotson Associates (2005 Report)
Cost of Equity (Re)	16,4%	Re = Rf + Beta x (Rm - Rf) + Size Premium + Country Risk Premium
D/(D+E)	35,7%	Average industry capitalization
Taxes (t) - average	34,0%	Brazilian tax rate
Cost of Debt	6,9%	Average cost of debt in US$
Cost of Debt after taxes (Rd)	4,6%	After taxes cost of debt
WACC (US$)	12,2%	WACC (US$) = Rd x (1-t) x [D/(D+E)] + Re x [E/D+E]

1)	Source: Bloomberg as of May 5 th, 2005; Net Debt = (Short Term Borrowings + Long Term Borrowings) – (Cash & Near Cash + Marketable Securities). Long term cash investments are not contemplated in the calculation of the companies net debt
2)	BU = BL / [1 + (1-t) * (D/E)]
3)	World statistics include Brazil
4)	BL = BU * [1+ (1 -t) * (D/E)]

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33

Valuation Results

Sensitivity Analysis

Firm Value (R$ M)

		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,7%	2.625	2.689	2.760	2.841	2.933
	11,9%	2.563	2.623	2.689	2.763	2.848

WACC	12,2%	2.505	2.560	2.621	2.690	2.768

	12,4%	2.449	2.501	2.558	2.622	2.694
	12,7%	2.396	2.444	2.497	2.557	2.623

Shareholder Value (R$ M)
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	12,2%	2.063	2.127	2.198	2.279	2.371
	12,2%	2.002	2.061	2.127	2.202	2.286

	12,2%	1.943	1.998	2.060	2.129	2.206

	12,2%	1.888	1.939	1.996	2.060	2.132
	12,2%	1.835	1.883	1.936	1.995	2.061

Firm Value (US$ M)

		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,7%	989	1.013	1.040	1.070	1.105
	11,9%	966	988	1.013	1.041	1.073

WACC	12,2%	944	964	988	1.014	1.043

	12,4%	923	942	964	988	1.015
	12,7%	903	921	941	963	988

Shareholder Value (US$ M)
		Perpetuity Growth Rate
		2,5%	3,0%	3,5%	4,0%	4,5%

	11,7%	777	801	828	859	893
	11,9%	754	776	801	829	861

WACC	12,2%	732	753	776	802	831

	12,4%	711	730	752	776	803
	12,7%	691	709	729	752	777

1)	Net Debt as of December 31st, 2004

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34

Market Trading Multiples[1]

Bloomberg			Market Cap	Net Debt[2]	Enterprise Value ("EV")	Net Revenues		EBITDA[3]		EV/Net Revenues		EV/EBITDA

Ticker	Company	Country				2005E	2006E	2005E	2006E	2005E	2006E	2005E	2006E
Brazil
ARCZ6 BZ	Aracruz Celulose	Brazil	7.730	2.915	10.645	3.942	4.311	2.035	2.312	2,7x	2,5x	5,2x	4,6x
VCPA4 BZ	Votorantim Celulose	Brazil	5.437	2.111	7.548	3.488	3.700	1.346	1.541	2,2x	2,0x	5,6x	4,9x
KLBN4 BZ	Klabin	Brazil	3.894	462	4.356	3.045	3.258	1.049	1.132	1,4x	1,3x	4,2x	3,8x
SUZB5 BZ	Suzano Bahia Sul	Brazil	3.021	1.498	4.519	2.984	3.148	1.204	1.229	1,5x	1,4x	3,8x	3,7x

									Low	1,4x	1,3x	3,8x	3,7x
									Average	2,1x	2,0x	4,9x	4,4x
									Median	1,8x	1,7x	4,7x	4,2x
									High	2,7x	2,5x	5,6x	4,9x

World[4]
KIMBERA	Kimberly-Clark De Mexico-A	MX	40.204	3.712	43.915	20.663	20.907	6.409	6.781	2,1x	2,1x	6,9x	6,5x
IP	International Paper Co	US	16.774	12.042	28.816	26.669	26.846	3.445	3.934	1,1x	1,1x	8,4x	7,3x
NSG	Norske Skogindustrier Asa	NO	12.960	17.384	30.344	25.502	26.733	4.557	5.191	1,2x	1,1x	6,7x	5,8x
GP	Georgia-Pacific Corp	US	9.180	8.470	17.650	18.415	18.550	2.772	2.660	1,0x	1,0x	6,4x	6,6x
STERV	Stora Enso Oyj-R Shs	FI	8.166	3.927	12.093	12.951	13.975	1.732	2.066	0,9x	0,9x	7,0x	5,9x
UPM1V	Upm-Kymmene Oyj	FI	7.787	5.337	13.124	9.838	10.565	1.682	2.001	1,3x	1,2x	7,8x	6,6x
MWV	Meadwestvaco Corp	US	6.018	3.386	9.404	6.241	6.276	1.043	1.152	1,5x	1,5x	9,0x	8,2x
TIN	Temple-Inland Inc	US	3.976	677	4.653	4.932	5.064	737	747	0,9x	0,9x	6,3x	6,2x
DTC	Domtar Inc	CA	2.336	2.077	4.413	5.232	5.340	631	722	0,8x	0,8x	7,0x	6,1x
A	Abitibi-Consolidated Inc	CA	2.290	4.974	7.264	5.991	6.138	891	1.124	1,2x	1,2x	8,2x	6,5x
SAP	Sappi Limited	SA	2.260	1.584	3.844	5.123	5.445	702	997	0,8x	0,7x	5,5x	3,9x

									Low	0,8x	0,7x	3,8x	3,7x
									Average	1,6x	1,4x	7,2x	6,4x
									Median	1,2x	1,2x	6,7x	6,1x
									High	2,7x	2,5x	9,0x	8,2x

1)	Source: Thomson and Bloomberg (as of May, 5 th, 2005)
2)	Net Debt = (Short Term Borrowings + Long Term Borrowings) – (Cash & Near Cash + Marketable Securities). Long term cash investments are not contemplated in the calculation of the companies net debt
3)	Source: Thomson Financial, consensus EBITDA
4)	World market multiples statistics include Brazil

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35

Valuation Matrix

	Brazilian Comparable Market Trading Multiples		World Comparable Market Trading Multiples		Discounted

(R$ million)	Low	High	Low	High	Cash Flow
EV/ EBITDA 05E	4,7x	4,9x	6,7x	7,2x	5,5x
EBITDA 05E	480	480	480	480	480
Enterprise Value	2.250	2.350	3.193	3.448	2.621
(-) Net Debt	562	562	562	562	562
(=) Equity Value	1.688	1.789	2.631	2.887	2.060
Shares Outstanding	371	371	371	371	371
Value per Share (R$)	4,55	4,83	7,10	7,79	5,56

	Brazilian Comparable Market Trading Multiples		World Comparable Market Trading Multiples		Discounted

(US$ million)	Low	High	Low	High	Cash Flow
EV/ EBITDA 05E	4,7x	4,9x	6,7x	7,2x	5,5x
EBITDA 05E	176	176	176	176	176
Enterprise Value	825	862	1.171	1.264	988
(-) Net Debt	212	212	212	212	212
(=) Equity Value	613	650	959	1.053	776
Shares Outstanding	371	371	371	371	371
Value per Share (US$)	1,65	1,75	2,59	2,84	2,09

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
36

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
37

Income Statement

	Historical Year Ending Dec, 31			Projected Year Ending Dec, 31

(R$ million)	2002	2003	2004	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P	2014P
Net Revenues	893	1.213	1.368	1.473	1.654	1.778	1.814	1.850	1.887	1.925	1.963	2.003	2.043
Cost of Goods Sold (cash)	468	642	727	742	807	867	891	915	940	965	991	1.018	1.045

Gross Profit (cash)	425	571	641	731	847	912	923	935	947	960	972	985	997

Gross Margin (%)	48%	47%	47%	50%	51%	51%	51%	51%	50%	50%	50%	49%	49%
SG & A Expenses (cash)	167	207	240	242	262	283	290	297	305	312	320	328	336

EBITDA	237	359	360	480	574	618	622	627	631	636	640	644	649

EBITDA Margin (%)	27%	30%	26%	33%	35%	35%	34%	34%	33%	33%	33%	32%	32%
Depreciation & Amortization Expenses	86	192	209	197	242	230	206	189	176	166	158	152	147

EBIT	151	167	151	282	332	388	416	437	455	470	482	493	501

EBIT Margin (%)	17%	14%	11%	19%	20%	22%	23%	24%	24%	24%	25%	25%	25%

Net Income	93	124	78	150	183	228	260	291	317	342	366	389	411

Net Margin (%)	10%	10%	6%	10%	11%	13%	14%	16%	17%	18%	19%	19%	20%

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
38

Balance Sheet

	Historical Year Ending Dec, 31			Projected Year Ending Dec, 31

(R$ million)	2002	2003	2004	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
ASSETS:
Cash	122	98	189	203	228	246	298	545	843	1.147	1.460	1.793	2.135
Net Account Receivables	199	214	223	154	173	186	190	193	197	201	205	209	213
Inventory	118	182	194	198	215	231	238	244	251	258	264	272	279
Others	23	38	36	36	36	36	36	36	36	36	36	36	36

ST Intercompany Assets	463	532	642	591	652	699	761	1.019	1.327	1.642	1.966	2.310	2.664

Others	123	140	161	156	152	147	146	146	146	146	146	146	146
Net Fixed Asstes	1.487	1.450	1.395	1.642	1.548	1.425	1.326	1.246	1.182	1.131	1.091	1.060	1.038

LT Assets	1.610	1.589	1.556	1.798	1.699	1.572	1.472	1.391	1.327	1.276	1.236	1.206	1.183

Total Assets	2.073	2.122	2.198	2.389	2.352	2.271	2.233	2.410	2.654	2.918	3.202	3.516	3.847

LIABILITIES:
Suppliers	104	93	130	133	144	155	159	164	168	173	177	182	187
Wages and Social Contributions	15	21	23	23	25	27	28	29	30	30	31	32	33
ST Tax Payables	14	10	29	31	35	37	38	39	39	40	41	42	43
Other Account Payables	37	29	41	41	41	41	41	41	41	41	41	41	41
Short Term Debt	234	145	258	495	423	226	32	12	8	4	0	0	0

Current liabilities	404	297	481	723	668	486	298	284	286	288	290	297	303

Long Term Debt	645	688	492	323	195	117	61	23	15	7	0	0	0
Other Obligations	106	133	168	168	168	168	168	168	168	168	168	168	168

LT Liabilities	751	821	660	491	363	285	229	191	183	175	168	168	168

Total Shareholders Equity	918	1.004	1.057	1.176	1.320	1.500	1.706	1.935	2.185	2.455	2.744	3.051	3.376

Total Liabilities & Shareholders Equity	2.073	2.122	2.198	2.389	2.352	2.271	2.233	2.410	2.654	2.918	3.202	3.516	3.847

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
39

1.	Executive Summary
2.	Company Overview
3.	Considerations on Methodology
4.	Discounted Cash Flow Valuation
5.	Valuation Results
Appendices:
Projected Financial Statements
Valuation Team

Strictly Private and Confidential. This document has been prepar ed for the exclusive use of The Company within the context of The Transaction, and should not be reproduced or disseminated in whole or part, except to the extent this document be required for legal and/or regulatory purposes
40

Valuation Team

Rubens dos Reis Cavalieri
Director

André Tosello Laloni
Vice-President

Vicente Brocchetto
Analyst

Davi Franco da Rocha
Analyst

Patricia Delfini Amary
Analyst

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41

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer